EXHIBIT 5.1

LAS VEGAS OFFICE 3800 Howard Hughes Parkway Seventh Floor Las Vegas, NV 89169 Tel: 702.792.7000 Fax: 702.796.7181
LAS VEGAS OFFICE info@kkbrf.com	RENO OFFICE 5585 Kietzke Lane Reno, NV 89511 Tel: 775.852.3900 Fax: 775.852.3982
CARSON CITY OFFICE 510 W. Fourth Street Carson City, NV 89703 Tel: 775.884.8300 Fax: 775.882.0257

November 20, 2008

Force Protection, Inc.

9801 Highway 78

Building No. 1

Ladson, South Carolina  29456

RE:  FORCE PROTECTION, INC., 2008 STOCK PLAN

Ladies and Gentlemen:

We have acted as special Nevada counsel for Force Protection, Inc., a Nevada corporation (the “Company”), in connection with the Registration Statement on Form S-8 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission covering 5,200,000 shares (the “Shares”) of the Company’s common stock (the “Common Stock”) issuable under the Company’s 2008 Stock Plan (the “Plan”).  Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Plan.

In connection with this opinion letter, we have examined and relied upon copies of the following documents, together with such other documents as we deemed necessary or advisable to render the opinions herein expressed:

1.                                       The articles of incorporation and bylaws of the Company as are currently in effect.

2.                                       A certificate of the Company as to certain factual matters, including adoption of certain resolutions of the board of directors.

3.                                       The Plan.

In our examinations we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, and the conformity to original documents and completeness of all documents submitted to us as certified or photostatic, facsimile or electronic copies and the authenticity of the originals of such certified or copied documents. We have further assumed that the Plan and any award agreements have been or will be duly executed and delivered by the parties and are valid and legally binding on the parties.  As to certain matters expressed herein, we have relied upon and assumed the accuracy and completion of certificates and reports of various state authorities and public officials and of the Company.

We are admitted to the Bar of the State of Nevada, and in rendering our opinions hereinafter stated, we have relied on the applicable laws of the State of Nevada, as those laws presently exist and as they have been applied and interpreted by courts having jurisdiction within the State of Nevada.  We are not members of the Bar of any state other than the State of Nevada, and, therefore, except for the laws of the State of Nevada, we express no opinion as to the laws of any other state, federal laws of the United States of America or securities exchange or other securities regulatory authority, or other jurisdiction.

Based upon the foregoing and in reliance thereon and subject to the assumptions, exceptions, qualifications and limitations set forth herein, we are of the opinion that:

The Shares have been duly authorized and will be, when issued and delivered pursuant to the terms of the Plan and the applicable award agreement, and upon payment of the exercise price therefor and satisfaction of other requisite consideration, validly issued, fully paid and nonassessable.

This opinion letter speaks as of its date.  We disclaim any express or implied undertaking or obligation to advise of any subsequent change of law or fact (even though the change may affect the legal analysis or a legal conclusion in this opinion letter).  This opinion letter is limited to the matters set forth herein, and no opinion may be inferred or implied beyond the matters expressly stated herein.  We consent to the filing of this opinion letter as an exhibit to the Registration Statement.

Sincerely,

/s/ KUMMER KAEMPFER BONNER RENSHAW & FERRARIO
KUMMER KAEMPFER BONNER RENSHAW & FERRARIO